UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For July 2020

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On July 17, 2020, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced that Mr. Zengyong Wang had given notice of his resignation dated July 10, 2020, as the Company’s Chief Executive Officer and Chairman of the Board of Directors, effective July 20, 2020. The Board of Directors of the Company accepted Mr. Wangs’s resignation on July 10, 2020 and appointed Mr. Lei Yan to serve as the Company’s Chief Executive Officer and Chairman of the Board of Directors effective July 21, 2020. Such resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies or practices and Mr. Wang has no claim against the Company, whether in respect of fees, remuneration or compensation for loss of office. In addition, Mr. Benjie Dong gave his notice of resignation dated July 10, 2020, as the Company’s Chief Financial Officer and director, effective July 20, 2020. The Board of Directors of the Company accepted Mr. Dong’s resignation on July 10, 2020 and appointed Ms. Jingjing Cheng to serve as the Company’s Chief Financial Officer and director effective July 21, 2020. Such resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies or practices and Mr. Dong has no claim against the Company, whether in respect of fees, remuneration or compensation for loss of office.

Mr. Lei Yan has been the President of Shanghai Meicheng Enterprise Management Co., Ltd., since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has been the Director and President of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. He has been the Vice President of Shandong Hualong Group Co., Ltd. since 2013, where he is in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan studied business administration for his Master course at Korea Daebul University in South Korea. He studied Business Management at China University of Petroleum from 2008 to 2010 for his undergraduate course. In 2003, he graduated from Hubei University of Economics where his major was Accounting Computerization.

Ms. Jingjing Cheng has been the Director and Chief Financial Officer of Shanghai Meicheng Enterprise Management Co., Ltd. since January 2020, where she is responsible for finance management. Since April 2019, Ms. Cheng has been the Chief Financial Officer and Vice President of Shandong Shengjia Industrial Park Management Co., Ltd., where she is responsible for finance management and operation management. Previously, she was the Chief Financial Officer and Vice President of Beijing Baitetongchuang Marketing Plan Co., Ltd., where she oversaw finance management. From March 2008 to March 2013, she served as an accountant in Shandong Hualong Group Co., Ltd. Ms. Cheng was the assistant of President at Baosheng Clothes (Qingdao) Co., Ltd. from September 2005 to March 2008. Ms. Cheng studied Human Resource Management at Tianjin University.from 2017 to 2020 for her undergraduate course. She studied Accounting Computerization at Shandong Women’s University from 2002 to 2005.

Mr. Yan and Ms. Cheng have no family relationship with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Yan and Ms. Chen had, or will have, a direct or indirect material interest.

A copy of the press release announcing resignation of Mr. Wang and Mr. Dong and appointment of Mr. Yan and Ms. Cheng as the new Chief Executive Officer and Chief Financial Officer of the Company, respectively, is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1          Press Release dated July 17, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman, Chief Executive Officer

Dated: July 17, 2020